EXHIBIT 99.2

The following document is a translation of an original document in Hebrew. This translation was prepared for convenience purposes only.

Internet Gold Golden Lines Ltd.

Credit Review – January 2014

Author:

Avi Ben-Nun, Team Leader
avivb@midroog.co.il

Contact persons:

Segal Issachar, Leader of the Companies Sector
i.segal@midroog.co.il

 Internet Gold Golden Lines Ltd.

Rating for the series	Baa1	Credit Review

Midroog is putting the rating of the debentures (Series B and C), which have been issued by Internet Gold Golden Lines Ltd. ("Internet Gold" or the "Company") for a Credit Review with positive implications, in light of the subsidiary company B Communications Ltd.’s ("B Com") announcement today (January 30, 2014), of its short-term intention of raising debentures in the international markets on a scale of 755 million dollars, which will be repayable in 2021. The objective of the financing is to replace B Com’s existing senior debt to the banks and to others (in B Com's subsidiary companies SPC1 and SPC2). In Midroog's assessment, the completion of the financing under the terms that have been reported will have positive implications for the Company's credit risk, in light of the reduction in the postponement of the Company's  debentures in the residual cash flow from Bezeq and the possible improvement of B Com's ability to distribute dividends to the Company. However, we emphasize that there is no certainty in respect of a positive impact for Internet Gold's rating.

As we have published today in the report concerning B Com, the recruitment process may have a positive impact on the rating for B Com's debentures that are in circulation.

We expect that we will be publishing the final rating a short time following the completion of the financing.

The rating applies to the following series of bonds:

Series	Security No.	Date issued	Annual interest rate denoted	Linkage	Balance in the accounting records as at 09/30/2013	The years in which the bonds are repayable
B	1107341	10/2007	5.00%	Index	374	2013-2015
C	1120880	09/2010	4.45%	Index	693	2016-2019

Details of the Company

Internet Gold is a public holding company, whose shares are traded on the Tel-Aviv Stock Exchange and on NASDAQ. Its main asset is owning approximately 67.99% of  B-Com’s share capital of and in concatenation – of Bezeq, which is the main supplier of telecommunications services in the State of Israel. The controlling shareholder in Internet Gold is Mr. Shaul Elovitz, who is holding, in effect, through self-controlled Eurocom Telecommunications, approximately 78.97% of Internet Gold’s share capital.

Related reports

•	Internet Gold – Monitoring Report (November 2013)

Date of the report: 30.01.2014

List of principal financial terminology:

Interest	Financing expenses from the statement of income.
Cash interest	Financing expenses from the statement of income after adjusting for non-cash financing expenses as per the statement of cash flows.
EBIT	Income before taxes on income + financing + non-recurring expenses/income.
EBITA	Operating income + amortization of intangible assets.
EBITDA	Operating income + depreciation + amortization of intangible assets.
EBITDAR	Operating profits + depreciation + amortization of intangible assets + rental fees + operating leasing.
Assets	The total of the Company’s assets in the balance sheet.
Debt	Short-term debt + current maturities of long-term loans + long-term debt + operating leasing liabilities.
Net Debt	Financial debt – cash and cash equivalents – short-term investments.
Capitalization (CAP)	Debt + total shareholders' equity in the balance sheet (including minority interests) + long-term deferred taxes in the balance sheet.
Capital Expenditures (Capex)	Gross investments in equipment, machinery and intangible assets.
Funds from Operations (FFO)	Cash flows from operations before changes in working capital and before changes in other asset and liability items.
Cash flow from Operations (CFO) *	Cash flows from operating activities in accordance with the consolidated statement of cash flows.
Retained Cash Flow (RCF) *	Funds from operations (FFO) less dividends that have been paid to shareholders.
Free Cash Flow (FCF)*	Cash flows from operating activities (CFO) - capital investments – dividends.

*
It should be noted that in financial statements prepared under IFRS, receipts and payments of interest, tax and dividends received from investee entities will be included in the calculation of the current cash flows even if they are not recorded in the cash flows from operating activities.

Credit Rating Definitions:

Investment Grade	Aaa	Obligations rated Aaa are those which, according to Midroog's judgment, are of the highest quality and involve minimal credit risk.
	Aa	Obligations rated Aa are those which, according to Midroog’s judgment, are of high quality, and involve very low credit risk
	A	A Obligations rated A are considered by Midroog in the upper-end of the middle rating, and involve low credit risk.
Baa
Baa Obligations rated Baa are those which, according to Midroog's judgment, involve moderate credit risk. They are considered middle-level rated liabilities and as those that could have speculative characteristics.

Speculative Investment Grade	Ba	Obligations rated Ba include which according to Midroog's judgment have speculative elements and involve significant credit risk.
	B	Obligations rated B are those which, Midroog's judgment, are speculative and involve a high degree of credit risk.
	Caa	Obligations rated Caa are those which, according to Midroog's judgment, have weak standing and involve very high credit risk.
	Ca	Obligations rated Ca are very speculative investments and could be in a situation of insolvency or close to insolvency, with some prospect that principal and interest will be repaid.
	C	C Obligations rated C have the lowest rating and are generally in a situation of insolvency with remote prospects of repayment of principal and interest.

Midroog uses the variables 1, 2 and 3 in each of the rating categories, from Aa to Caa. The variable “1”

means that the bond is at the upper end of the rating category to which it has been assigned, cited in letters. The variable “2” means that it is in the middle of the rating category; whereas the variable “3”

means that the bond is at the lower end of its rating category, as cited in letters.

Report No.: CIC0601140000M

Midroog Ltd., Millennium Tower, 17 Ha’Arba'a Street, Tel-Aviv 64739

Tel: 03-6844700, Fax: 03-6855002, www.midroog.co.il

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Midroog is a subsidiary of Moody's Investors Service Inc. ( (Moody's Investors Service Ltd. (hereinafter: "Moody's") which owns 51% of Midroog. Notwithstanding, Midroog's rating procedures are independent and separate from Moody's, and are not subject to Moody's approval. While Midroog's methodologies are based on those of Moody's, Midroog has its own policies and procedures and independent rating committees.

For further information on the rating procedures of Midroog or of its rating committee, please refer to the relevant pages on Midroog's website.

Each rating or other opinion must be weighed solely as one factor in any investment decision made by or on behalf of any user of the Information contained in this document.  Accordingly, anyone using the Information contained in this document must conduct his own study and evaluation of each issuer, guarantor, bond or other rated instrument that he may consider holding, buying or selling. Midroog's rating is not tailored to the needs of a certain investor, and each investor must seek professional consulting regarding investments, the law or any other professional matter. Midroog hereby declares that the issuers of bonds or of other rated instruments or in connection with the issue thereof the rating is being assigned, have, prior to assignment of any rating, agreed to pay Midroog for appraisal and rating services rendered by Midroog.

Midroog is a subsidiary of Moody's Investors Service Inc. ( (Moody's Investors Service Ltd. (hereinafter: "Moody's") which owns 51% of Midroog. Notwithstanding, Midroog's rating procedures are independent and separate from Moody's, and are not subject to Moody's approval. While Midroog's methodologies are based on those of Moody's, Midroog has its own policies and procedures and independent rating committees.

For further information on the rating procedures of Midroog or of its rating committee, please refer to the relevant pages on Midroog's website.